October 29,
2019

Daniel Fisher, Esq.
Akin Gump Strauss Hauer Feld LLP
One Bryant Park
Bank of America Tower
New York, NY 10036

       Re:     Parker Drilling Company
               Schedule 13E-3/A filed by Parker Drilling Company
               Filed October 21, 2019
               File No. 005-37314

               Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A Filed October 21, 2019
               File No. 001-07573

Dear Mr. Fisher:

       We have reviewed the filings referenced above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

       Please respond to this letter by amending the filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to the filings and the information you provide in response to these comments, we may have additional comments. Please note that capitalized terms used but not defined herein have the meanings ascribed to them in the filings.

Schedule 14A

General

1. Please disclose in the filing your responses to prior comments 7, 8, 14, and 15.

2. The disclosure indicates parenthetically that the Finance and Strategic Planning
       Committee recommended the Transaction "by a unanimous vote of directors present."
       Please disclose which directors were not present for such vote.
 Daniel Fisher, Esq.
October 29, 2019
Page 2



Summary Term Sheet, page 3

3. We note the references in this section and elsewhere in the filing to information available to the Company as of September 24. Please provide updated information as close to the amended filing date as reasonably practicable.

4. We note the references on page 12 and elsewhere in the filing to the "total cash requirement" of the Stock Splits. Please revise the disclosure so that it is clear which figures include costs and fees and which do not.

Please contact me at (202) 551-8094 if you have any questions regarding our comments.

                                                             Sincerely,

                                                             /s/ David M.
Plattner

                                                             David M. Plattner
                                                             Special Counsel
                                                             Office of Mergers
and Acquisitions